FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   August 29, 2006

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Park Place, Suite 3400, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

August 25, 2006

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on August 25, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has received a copy of an unsolicited below market “mini-tender” offer made by TRC Capital Corporation (“TRC”), pursuant to which TRC has offered to purchase up to 3,000,000, or approximately 0.72%, of the outstanding common shares of Goldcorp. Goldcorp recommends that its shareholders reject this unsolicited offer.

5.	Full Description of Material Change

Goldcorp announced that it has received a copy of an unsolicited below market “mini-tender” offer made by TRC, pursuant to which TRC has offered to purchase up to 3,000,000, or approximately 0.72%, of the outstanding common shares of Goldcorp. The offer price of C$32.00 per common share represents a 2% discount to the C$32.74 closing price for Goldcorp’s common shares on the Toronto Stock Exchange (the “TSX”) on August 16, 2006, the day before the offer was made, and a 5% discount to the closing price for Goldcorp’s common shares on the TSX on August 24, 2006, which was C$33.60.

Goldcorp recommends that its shareholders reject this unsolicited offer. Goldcorp wishes to inform its shareholders that it is not associated with TRC, the offer or the offer documentation.

TRC has made numerous unsolicited “mini-tender” offers for shares of other companies.

“Mini-tender” offers are offers to purchase a small percentage of a company’s shares, thereby avoiding most of the filing, disclosure and procedural requirements of Canadian and United States federal securities legislation.

Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers. The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm. Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at: www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp.

Goldcorp advises shareholders to consult their financial advisors and to exercise caution with this offer. Goldcorp understands that shareholders who have already tendered to the offer may withdraw their common shares by providing the written notice described in the TRC Capital offering document prior to the expiration of the offer.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Lindsay Hall, Executive Vice President and Chief Financial Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

August 29, 2006.